Exhibit 99.2

Financial Results for the First Quarter Ended April 4, 2021

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. Maxeon is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
Basis of Presentation Prior to Spin-off
On August 26, 2020 (the “Distribution Date”), SunPower Corporation (“SunPower”) completed the spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company under the name Maxeon Solar Technologies, Ltd. and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
Standalone financial statements have not been historically prepared for our business. These interim condensed consolidated and combined financial statements of the Company have been derived (i) from the condensed consolidated financial statements and accounting records of SunPower as if we had operated on our own during the period presented and were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.
Prior to the Spin-off, as there is no controlling financial interest present between or among the entities that comprise our business, we prepared the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent investment represents SunPower's interest in the recorded net assets of the Company. Following the Spin-off, the unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with U.S. GAAP and pursuant to the regulations of the SEC.
Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve. We will continue to actively monitor the situation and may take further actions altering our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities. For more information on the risks of COVID-19 to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.

Revenue and Cost of Revenue

	Three Months Ended
	April 4, 2021	March 29, 2020
(In thousands)
Revenue	$165,417	$227,640
Cost of revenue	164,366	224,408
Gross profit	$1,051	$3,232
Gross margin	<1%	1%
During the three months ended April 4, 2021 and March 29, 2020, we recognized revenue from sales of modules and components of $165.4 million and $227.6 million, respectively, of which $58.2 million, or 35.2% and $69.0 million or 30.3%, respectively, represented sales of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. For the three months ended April 4, 2021, other than the sale transactions with SunPower, we had no customers that accounted for at least 10% of revenues. For the three months ended March 29, 2020, in addition to sale transactions with SunPower, we had one additional customer that accounted for at least 10% of revenues.
The decrease of $62.2 million in revenue during the three months ended April 4, 2021 as compared to the three months ended March 29, 2020 was primarily due to lower sales to the power plant market, reduction in module sales in the United States, Asia, and Latin American markets as a result of adverse impact of COVID-19.
Cost of revenue was $164.4 million and $224.4 million in the three months ended April 4, 2021 and March 29, 2020, respectively. Cost of revenue includes $1.7 million and $2.0 million, in the three months ended April 4, 2021 and March 29, 2020, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. In addition, we estimated that we incurred $11.6 million and $15.3 million in the three months ended April 4, 2021 and March 29, 2020, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.
The decrease of $60.0 million in cost of revenue during the three months ended April 4, 2021 as compared to the three months ended March 29, 2020 was primarily due to lower volume of sales.
Revenue by Geography

	Three Months Ended
	April 4, 2021	March 29, 2020
(In thousands)
United States	$58,640	$70,467
France	30,940	27,435
Japan	4,278	34,118
Rest of the world(1)	71,559	95,620
Total revenues	$165,417	$227,640
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.

The $58.6 million in sales attributed to the U.S. includes $58.2 million in sales to SunPower for the three months ended April 4, 2021. The $70.5 million in sales attributed to the U.S. includes $69.0 million in sales to SunPower for the three months ended March 29, 2020.
Operating Expenses
Prior to Spin-off, operating expenses included allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower considered these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented, nor our future results upon completion of the Spin-off. Actual costs that may have been incurred if we had been a standalone company, and future costs, would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
Post Spin-off, operating expenses includes expenses relating to the Transition Services Agreement, Product Collaboration Agreement and certain other agreements which were entered into to effect the separation and provide a framework for our relationship with SunPower after the separation and Distribution. For a description of these agreements, please refer to “Item 7. Major Shareholders and Related Party Transactions” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.

	Three Months Ended
	April 4, 2021	March 29, 2020
(In thousands)
Operating expenses:
Research and development	$13,030	$8,570
Sales, general and administrative	23,318	24,242
Restructuring charges	859	—
Total operating expenses	$37,207	$32,812
Research and Development Expenses
Research and development expenses were $13.0 million in the three months ended April 4, 2021 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising of compensation expense (including stock-based compensation) of $7.6 million, expenses for leased equipment of $2.4 million, facilities expense of $1.1 million, and research and development materials of $1.0 million. Included in these expenses is $10.3 million related to the Product Collaboration Agreement with SunPower.
Research and development expenses were $8.6 million in the three months ended March 29, 2020 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising of compensation expenses of $4.8 million, research and development materials of $0.8 million and depreciation expenses of $0.7 million.
Sales, General and Administrative Expenses
Sales, general and administrative expenses were $23.3 million in the three months ended April 4, 2021 and comprised primarily of $9.9 million of compensation expense (including stock-based compensation), $6.0 million of professional fees, $1.8 million of equipment related expenses, $1.6 million of insurance expense and $1.0 million of bad debt provision.
Sales, general and administrative expenses were $24.2 million in the three months ended March 29, 2020 and comprised primarily of $7.8 million of compensation expenses, $4.4 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $3.0 million of professional fees, $1.7 million of equipment related expenses and $1.6 million of facilities related costs including rent, utilities and maintenance.
Restructuring Charges
Restructuring charges were $0.9 million in the three months ended April 4, 2021 and nil in the three months ended March 29, 2020. The charges were related to severance payouts in the three months ended April 4, 2021.
Other Income (Expense), net

	Three Months Ended
	April 4, 2021	March 29, 2020
(In thousands)
Other income (expense), net:
Interest expense, net	$(7,612)	$(5,905)
Other, net	9,444	4,631
Other income (expense), net	$1,832	$(1,274)
Of the total $7.6 million in interest expense, net, incurred during the three months ended April 4, 2021, $5.8 million relates to the Green Convertible Notes due 2025 and $1.2 million related to our term loan and working capital facilities. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $5.9 million in interest expense, net, incurred during the three months ended March 29, 2020, $4.6 million relates to interest expense and debt issuance amortization expense for 4.00% debenture due 2023 and $0.6 million related to non-cash accretion charges in connection with the annual installments related to our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
The proceeds of SunPower's 4.00% debenture were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Condensed Consolidated Balance Sheets in the periods presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Condensed Consolidated and Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business.
Other, net for the three months ended April 4, 2021 was primarily comprised of a $8.4 million gain on the remeasurement of Prepaid Forward associated with the Green Convertible Notes. For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Other, net for the three months ended March 29, 2020 was primarily comprised of $3.0 million foreign exchange gains and a gain of $1.3 million related to an increase in the fair value of our equity investment without readily determinable fair value, based on observable market transactions with a third-party investor.
Income Taxes

	Three Months Ended
	April 4, 2021	March 29, 2020
(In thousands)
Provision for income taxes	$(2,262)	$(468)
The interim income tax expense and other income tax related information contained in these condensed consolidated and combined financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable duration and severity of the COVID-19 pandemic on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three months ended April 4, 2021.
In the three months ended April 4, 2021, our income tax provision of $2.3 million was primarily due to increased projected tax expense in jurisdictions that are profitable. Our income tax provision of $0.5 million in the three months ended March 29, 2020 was primarily due to tax expense in jurisdictions that were profitable, offset by tax benefit related to release of tax reserves due to lapse of statute of limitations.
 We record a valuation allowance to reduce our deferred tax assets in Malta, Spain, South Africa and Singapore to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in (Losses) Earnings of Unconsolidated Investee
For the three months ended April 4, 2021, our unconsolidated investee, Huansheng Photovoltaic (Jiangsu) Co., Ltd, a joint venture incorporated in China (“Huansheng JV”), in which we have a shareholding of 20%, reported a loss for which we recorded our reportable share of $2.1 million. For the three months ended March 29, 2020, Huansheng JV reported a profit for which we recorded our reportable share of $0.2 million.
Net Income Attributable to Noncontrolling Interests
For the three months ended April 4, 2021 and March 29, 2020, we attributed $0.1 million and $0.7 million of net income, respectively, to noncontrolling interests who held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd respectively. The decrease in net income attributable to noncontrolling interests was a result of less profitable operations from our non-wholly owned subsidiaries.
Recent Developments
Equity Issuances
On April 20, 2021, Maxeon issued $125.0 million of ordinary shares in a public equity offering at a price of $18.00 per share (the “Offering”). Maxeon also granted the underwriters an option to purchase up to an additional $18.7 million of ordinary shares in the Offering on the same terms and conditions, which was exercised in full by the underwriters. In addition, pursuant to a stock purchase agreement, dated April 13, 2021, entered into with an affiliate of our shareholder Tianjin Zhonghuan Semiconductor (“TZS”), Maxeon agreed to sell to TZS, in a private placement (the “TZS Private Placement”) exempt from the registration requirements of the Securities Act of 1933, as amended, and at a sale price equal to the Offering share price, 1,870,000 ordinary shares.
The net proceeds from the Offering and the TZS Private Placement were approximately $170.9 million after giving effect to the underwriting discounts and commissions paid in cash. Maxeon intends to use a portion of the net proceeds from the Offering and the TZS Private Placement for general corporate purposes, which is expected to include funding its previously announced Performance line expansion and may also include ramping up production and development of next-generation Maxeon 7, increasing manufacturing capacity for Maxeon 5 and 6, research and development and other projects.
Liquidity and Capital Resources
As of April 4, 2021, we had unrestricted cash and cash equivalents of $131.4 million as compared to $206.7 million as of January 3, 2021. The decrease in unrestricted cash and cash equivalents was primarily attributable to $50.8 million, $11.0 million and $15.5 million net cash used in our operating, investing and financing activities respectively
As of April 4, 2021 and January 3, 2021, the outstanding debt was $236.3 million and $249.4 million, respectively. Our capital investments, which are subject to obtaining necessary board and lender consents, are expected to be funded with cash from operations, net proceeds from our Offering in April 2021, financing, or other available sources of liquidity. We expect total capital investments of approximately $170 million in fiscal year 2021 focused on increasing our manufacturing capacity for our highest efficiency Maxeon 5 and 6 product platform, implementing additional manufacturing capacity for Performance line panels to be sold into the U.S. market, as well as advancing other projects. From time-to-time and under market conditions that we believe are favorable to us, we may consider capital market transactions, including the offering of debt and equity securities.
As of April 4, 2021 and January 3, 2021, we had an obligation to purchase $216.7 million and $242.4 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, as of April 4, 2021 and January 3, 2021, we had prepaid $83.5 million and $92.9 million, respectively. In July 2020, we negotiated an extension of the polysilicon agreement with respect to our contractual purchase obligation. The balance between the revised purchase commitment and the prepaid balance of $133.2 million as of April 4, 2021 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified.
We believe that our current cash, cash equivalents, net proceeds from the Offering and the TZS Private Placement and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months from the date of filing. In conjunction with evaluating our ability to continue as a going concern, we have considered the post Spin-off debt and equity proceeds, the amended supply agreements with SunPower and our Huansheng JV which provides for flexibility of expedited repayment and extended credit period, respectively, at our discretion, our historical ability to work with customers and our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. Events that disrupt production such as COVID-19 would impact our business operations and the overall supply of raw materials and components, which would in turn increase our costs, were also factored in the evaluation.
While we rely on a limited number of suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material, and specifically our Huansheng JV for our Performance line modules, we continue to focus on improving our overall operating performance and liquidity, such as taking proactive steps to overcome freight and supply cost challenges, continuing optimization of our factories, controlling operating expenses, and managing cash flows and working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, pledging available assets to facilitate additional debt financing, liquidating certain investments, implementing additional restructuring plans, re-negotiating favorable payment terms with customers and vendors, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.
There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness or at all. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financing. The current economic environment, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and would likely impose new restrictive covenants which may be similar or different than those restrictions contained in the covenants under our current loan agreement. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us. As of April 4, 2021, the Company has not drawn down on our $125.0 million debt facilities (the “Bank Facilities”). As a condition to obtaining consent under the Bank Facilities to amend our capital expenditures plans for the Maxeon group as part of the Offering and the TZS Private Placement, we have agreed to renegotiate the terms of the Bank Facilities before we are permitted to draw down on the facilities. If we are unable to reach agreement, we are able to cancel the undrawn commitments under each of the Bank Facilities and thereby terminate the Bank Facilities at any time without penalty to us.

Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing, and distribution as well as overall construction and consumer spending. While we currently do not anticipate the need to do so, if the COVID-19 pandemic causes adverse cash flow and liquidity trends greater than those we currently expect and have planned for, or if our ability to generate cash to support our operations is affected due to our challenges in obtaining supplies at competitive prices, we may find it necessary to seek additional borrowings. Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Three Months Ended
	April 4, 2021	March 29, 2020
(In thousands)
Net cash used in operating activities	$(50,823)	$(93,810)
Net cash used in investing activities	(10,958)	(3,284)
Net cash (used in) provided by financing activities	(15,463)	32,312
Operating Activities
Net cash used in operating activities in the three months ended April 4, 2021 was $50.8 million and was primarily the result of: (i) net loss of $38.7 million; (ii) adjustment for non-cash remeasurement gain on Prepaid Forward of $8.4 million; (iii) increase in inventories of $29.8 million; and (iv) decrease in accounts payable and other accrued liabilities of $17.5 million due to timing of settlement of invoices.
This was partially offset by: decrease in accounts receivables of $15.2 million, primarily attributable to billings and collection cycles; (ii) adjustment for non-cash charges of $11.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) adjustment for non-cash interest charges of $3.5 million, (iv) $9.4 million decrease in advance payments to suppliers and (v) $2.6 million decrease in contract liabilities.
Net cash used in operating activities in the three months ended March 29, 2020 was $93.8 million and was primarily the result of: (i) $65.1 million decrease in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments; (ii) $36.6 million decrease in contract liabilities; (iii) net loss of $31.1 million; and (iv) $13.0 million increase in inventories.
This was primarily offset by: (i) $21.6 million decrease in accounts receivables, primarily attributable to billings and collection cycles; (ii) adjustment for non-cash charges of $17.6 million related to depreciation and amortization, stock-based compensation and other non-cash charges; and (iii) $8.9 million decrease in advance payments to suppliers; and (iv) adjustment for non-cash interest charges of $5.2 million primarily attributable to $4.6 million in interest expense financed by SunPower associated with SunPower's convertible debt.
Investing Activities
Net cash used in investing activities in the three months ended April 4, 2021 was $11.0 million arising from capital expenditures.
Net cash used in investing activities in the three months ended March 29, 2020 was $3.3 million, which primarily included $5.7 million of capital expenditures, partially offset by approximately $2.5 million from return of capital by an unconsolidated investee and proceeds from sale of equity investment.

Financing Activities
Net cash used in financing activities in the three months ended April 4, 2021 was $15.5 million, which included repayment of debt obligations of $62.8 million and payment for tax withholding obligations on vested restricted stock units of $2.6 million. This was primarily offset by $50.1 million in proceeds from debt.
Net cash provided by financing activities in the three months ended March 29, 2020 was $32.3 million, which included $64.1 million in proceeds from bank loans and other debt and $29.3 million net contributions from SunPower, partially offset by $60.9 million in cash used for repayment of debt obligation. As prior to the Spin-off, cash and the financing of our operations have historically been managed by SunPower, the components of Net Parent contribution include cash payments by SunPower to settle our obligations. These transactions were considered to be effectively settled for cash at the time the transaction is recorded.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing or renegotiate our existing financing arrangements; (f) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reduction, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) expected demand recovery and market traction for Maxeon as a result of anticipated product launches; (j) our expectations regarding the potential outcome, or financial or other impact on our business, as a result of the Spin-off from SunPower Corporation; and (k) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.
The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (3) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (4) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (5) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects and customers; (6) changes in public policy, including the imposition and applicability of tariffs; (7) regulatory changes and the availability of economic incentives promoting use of solar energy; (8) fluctuations in our operating results; (9) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (10) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19 and other environmental disasters; and (11) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://www.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.